UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 20, 2009**

FINANCIAL FEDERAL CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	**001-14237**	**88-0244792**
(State of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

733 Third Avenue, New York, New York 10017
(Address of principal executive offices) (Zip Code)

(212) 599-8000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

Financial Federal Corporation issued a press release on January 20, 2009 announcing the Executive Committee of its Board of Directors authorized a $35.3 million increase in its common stock and convertible debt repurchase program. This increased the amount available under the program to $55.0 million. The press release is attached as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits:

The following exhibits are filed herewith:

99.1   Press release dated January 20, 2009

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press release dated January 20, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL FEDERAL CORPORATION
(Registrant)

By: /s/ Steven F. Groth
       Senior Vice President and
       Chief Financial Officer (Principal
       Financial Officer)

January 20, 2009
(Date)